# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SB FINANCIAL GROUP, INC., CIK 0000767405
CUSIP: 78408D105
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 401 CLINTON ST, DEFIANCE, Ohio (OH), 43512
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001656345

## Reporting persons
- Strategic Value Investors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 243,628; sole dispositive power 0; shared dispositive power 243,628; aggregate amount beneficially owned 243,628 (3.9% of the class)
- Ben Mackovak: type of reporting person: individual (IN); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 243,628; sole dispositive power 0; shared dispositive power 243,628; aggregate amount beneficially owned 243,628 (3.9% of the class)
- Marty Adams: type of reporting person: individual (IN); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 243,628; sole dispositive power 0; shared dispositive power 243,628; aggregate amount beneficially owned 243,628 (3.9% of the class)
- STRATEGIC VALUE BANK PARTNERS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 243,628; sole dispositive power 0; shared dispositive power 243,628; aggregate amount beneficially owned 243,628 (3.9% of the class)
- Strategic Value Private Partners LLC: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 243,628; sole dispositive power 0; shared dispositive power 243,628; aggregate amount beneficially owned 243,628 (3.9% of the class)
  Comment: General Partner of Strategic Value Investors LP

## Item 1. Issuer
Name of issuer: SB FINANCIAL GROUP, INC.
Address of issuer's principal executive offices: 401 CLINTON ST, DEFIANCE, OHIO, 43512.

## Item 2. Person Filing
Name of person filing:
Strategic Value Investors, LP is a Delaware limited partnership.
Ben Mackovak (Mackovak), who serves as a managing member of Strategic Value Bank Partners LLC
Marty Adams (Adams), who serves as a managing member of Strategic Value Bank Partners LLC
Strategic Value Private Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Private Investors, LP.
Strategic Value Bank Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Investors, LP.
Address of principal business office or, if none, residence: 127 Public Square - Suite 1510, Cleveland, Ohio 44114
Citizenship:
Strategic Value Investors is organized under the laws of the State of Delaware.
Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC are organized under the laws of the State of Ohio.
Each of Messrs. Mackovak and Adams is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 243628
Percent of class: 3.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 243628
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 243628

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Strategic Value Investors LP: /s/ Mike David, CCO (08/19/2026)
- Ben Mackovak: /s/ Ben Mackovak, CCO (08/19/2026)
- Marty Adams: /s/ Marty Adams, CCO (08/19/2026)
- STRATEGIC VALUE BANK PARTNERS LLC: /s/ Mike David, CCO (08/19/2026)
- Strategic Value Private Partners LLC: /s/ Mike David, CCO (08/19/2026)